BAE SYSTEMS PLC 82-03138



TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BAE Systems plc
2. Reason for the notification	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______	
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	9 May 2008
6. Date on which issuer notified:	12 May 2008
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

dw 5/28

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares		Number of voting rights		% of voting rights	
			Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares GB0002634946	173,950,353	173,950,353		161,539,853		161,539,853		4.5889%
ADRs US05523R1077	595,527	2,382,108		598,527		2,386,108		0.0678%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
163,925,961	4.6567%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	
15. Contact telephone number:	

As of 9 May 2008

BAE Systems plc

	Number of Shares	Percent of outstanding
Capital Group International Inc ("CGII") holdings	**163,925,961**	**4.657%**
Holdings by CGII Management Companies and Funds:		
• Capital Guardian Trust Company	107,990,385	3.068%
• Capital International Limited	30,795,857	0.875%
• Capital International, S.A.	7,051,580	0.200%
• Capital International, Inc	18,088,139	0.514%

END